UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ATLAS LITHIUM CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105861207

(CUSIP Number)

Marc Fogassa

433 North Camden Drive, Suite 810

Beverly Hills, CA 90210

(833) 661-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105861207	Schedule 13D

1.	Names of Reporting Persons Marc Fogassa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,325,082(1)
	8.	Shared Voting Power 105,608(2)
	9.	Sole Dispositive Power 4,325,082(1)
	10.	Shared Dispositive Power 105,608(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,325,082(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.56%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This number is comprised of : (i) one (1) share Common Stock which shall be issued upon the conversion of the Series A Convertible Preferred Stock; (ii) 151,141 shares of Common Stock which shall be issued upon the exercise of the Common Stock options; and (iii) 72,500 shares of Series D Convertible Preferred Stock Options which may be converted into Series D Convertible Preferred Stock, which Series D Convertible Stock may be converted into 966,666 shares of Common Stock.

(2)	Mr. Fogassa may be considered to have shared voting and dispositive power with respect to the Common Stock held by (i) Lancaster Brazil Fund LP; (ii) Lancaster Gestora de Recursos Ltda; and (iii) Sainte Valiere, LLC.

(3)	Based on 9,706,126 Common Shares outstanding as of May 15, 2023, and assuming the conversion of all shares held into Common Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No.1 (“Amendment No. 1”) to Schedule 13D is filed by Marc Fogassa (the “Reporting Person”) with respect to the common shares, originally reported by the Reporting Person on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on July 1, 2022 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the conversion of 214,006 outstanding and issued shares of Series D Convertible Preferred Stock (“Series D Preferred”) into 2,853,413 shares of common stock, par value $0.001 per share (the “Common Stock”), of Atlas Lithium Corporation, formerly known as Brazil Minerals, Inc. (the “Issuer” or the “Company”). The shares of Series D Convertible Preferred Stock were issued on September 15, 2021 in connection with the satisfaction and cancellation of convertible notes issued to the reporting person. The principal executive offices of the Issuer are located at 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.

On May 26, 2023, the Reporting Person received a performance bonus based upon the performance of the Company relating to the audited financial statements for the fiscal year ended December 31, 2022 (“FYE 2022”). The Compensation Committee of the Board of Directors of the Company determined, based on the Company stockholders’ equity for FYE 2022, that the Reporting Person earned incentive compensation valued at $470,086.80, payable 50% in cash and 50% in fully vested shares of common stock, par value $0.001 per share Common Stock of the Company. The Common Stock, for purposes of this performance bonus was calculated at a price per share equal to the average of the closing price for the last 20 trading days of FYE 2022. The average price per share for the last 20 trading days of FYE 2022 was $7.98 and therefore the Reporting Person received 29,678 shares of Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

(a)	On April 11, 2023, Reporting Person converted 214,006 issued and outstanding shares of Series D Convertible Preferred Stock into 2,853,413 shares of Common Stock. The Company’s Certificate of Designation (the “COD”) of Series D Preferred provides that, except as otherwise set forth in Section 6 of the COD, for so long as Series D Preferred is issued and outstanding, the holders of Series D Preferred shall have no voting power in matters unrelated to the Series D Preferred, until such time as the Series D Preferred is converted into shares of Common Stock, and that each share of Series D Preferred is convertible into 10,000 shares of Common Stock (as adjusted by a good faith determination of the Board of Directors to 13 and 1/3 shares of Common Stock to account for the December 2022 reverse stock split of the Company’s shares of Common Stock), and may be converted at any time at the election of the holder.

(b)	On May 26, 2023, the Reporting Person received a performance bonus based upon the performance of the Company relating to the audited financial statements for the FYE 2022. The Reporting Person earned 29,678 shares of Common Stock of the Company.

(c)	There have been no other transactions effected by the Reporting Person in the shares of Common Stock of the Issuer during the preceding 60 days.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023

/s/ Marc Fogassa
Marc Fogassa